UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       Haggar Corp., a Nevada corporation
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                    405173105
                                 (CUSIP Number)

                            Kahn Brothers & Co., Inc.
                         555 Madison Avenue, 22nd Floor
                            New York, New York 10022
                                 (212) 980-5050
                               Fax: (212) 755-5330
                          Attention: Thomas Graham Kahn

                                 With a copy to:
                             Charles A. Damato, Esq.
                      Brauner Baron Rosenzweig & Klein, LLP
                             61 Broadway, 18th Floor
                            New York, New York 10006
                                 (212) 797-9100
                               Fax: (212) 797-9161
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 16, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240-13d-1(f) or 240.13d-1(g), check the following box. [X]


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CUSIP No. 405173105

1.    Names of Reporting Persons.

      Kahn Brothers & Co., Inc.

      I.R.S. Identification Nos. of above persons (entities only).

      13-2948997
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
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3.    SEC Use Only
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4.    Source of Funds (See Instructions)

      OO
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant Items 2(d)
      or 2(e)
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6.    Citizenship or Place of Organization

      New York
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                   7.          Sole Voting Power
Number of Shares
Beneficially                     60,000
Owned by Each       ------------------------------------------------------------
Reporting Person    8.          Shared Voting Power
With
                                 733,769
                    ------------------------------------------------------------
                    9.          Sole Dispositive Power

                                 60,000
                    ------------------------------------------------------------
                    10.        Shared Dispositive Power

                                 733,769
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      793,769
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)
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13.   Percent of Class Represented by Amount in Row (11)

      12.44
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14.   Type of Reporting Person (See Instructions)

      IA
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


ITEM 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.10 per share (each a "Share" and collectively, the "Shares") of Haggar Corp., a Nevada corporation (the "Issuer"), and is being filed under the Securities Exchange Act of 1934. The address of the principal offices of the Issuer is 6113 Lemmon Avenue, Dallas, Texas 75209.

ITEM 2. Identity and Background

This statement is filed by Kahn Brothers & Co., Inc., a New York corporation (the "Reporting Person"). The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"), and a member firm of the New York Stock Exchange. The principal business office of the Reporting Person is located at 555 Madison Avenue, 22nd Floor, New York, New York 10022. Information as to each of the executive officers, directors and control persons of the Reporting Person (the "Principals") is set forth on Annex A hereto. Each of the Principals is a citizen of the United States.

During the last five years, neither the Reporting Person nor any of the Principals have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds and Other Consideration

The Reporting Person may be deemed to the beneficial owner of 733,769 Shares (the "Reporting Person Shares") which are owned by certain of its investment advisory clients (the "Reporting Person Clients") in accounts over which the Reporting Person shares with the Reporting Person Clients dispositive and voting power pursuant to advisory agreements between the Reporting Person and the Reporting Person Clients. All funds that have been utilized in making such purchases are from funds provided from the portfolio accounts of the Reporting Person Clients and no funds were borrowed for such purpose. The Reporting Person may acquire or dispose of additional Shares on behalf of the Reporting Person Clients from time to time.

The Reporting Person may be deemed to be the beneficial owner of 25,000 Shares (the "KBP Shares") owned by Kahn Brothers & Partners, L.P., a New York limited partnership ("KBP") and 35,000 Shares (the "KBVF Shares" and collectively with the KBP Shares, the "Fund Shares") owned by Kahn Brothers Value Fund, a New York limited partnership ("KBVF"). All funds that have been utilized in making such purchases are from funds contributed by limited partners of KBP and KBVF, respectively.


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


KB Holding Company LLC, a Delaware limited liability company and an affiliate of the Reporting Person, is a member of KB & Partners Management Company, LLC, a Delaware limited liability company ("KB&P") and an investment adviser registered under the Investment Advisers Act. KB&P is the general partner of KBP and has sole dispositive and voting power with respect to the Shares owned by KBP pursuant to an Agreement of Limited Partnership by and among KB&P and the limited partners of KBP.

Kahn Brothers Asset Management Corp., a New York corporation ("KBAMC") and an investment adviser registered under the Investment Advisers Act, is an affiliate of the Reporting Person and is the general partner of KBVF. KBAMC has sole dispositive and voting power with respect to the Shares owned by KBVF pursuant to an Agreement of Limited Partnership by and among KBAMC and the limited partners of KBVF.

ITEM 4. Purpose of Transaction

The Reporting Person has acquired the Reporting Person Shares pursuant to a number of acquisitions that have been reported previously on Schedule 13G, as amended, on behalf of the Reporting Person Clients for investment purposes. KBP and KBVP have acquired the Fund Shares for investment purposes.

Thomas Graham Kahn ("Mr. Kahn"), a Principal of the Reporting Person, has consulted with an executive officer and two directors (the "Issuer Principals") of the Issuer regarding the possibility that the Issuer Principals will ask the Board of Directors of the Issuer (the "Board") to invite Mr. Kahn to join the Board. No response has been received as to whether such invitation will occur.

ITEM 5. Interest in Securities of the Issuer

(a)-(b) The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

(c) On July 9, the Reporting Person sold 300 Shares of the Issuer from the portfolio account of an investment advisory client pursuant to such client's instructions.

(d) Pursuant to advisory agreements between the Reporting Person and the Reporting Person Clients, the Reporting Person Clients retain the right to receive the receipts from dividends from the Shares or the proceeds from sale of the Shares. Absent such instructions from the Reporting Person Clients, the Reporting Person will leave the receipts from dividends from the Shares or the proceeds from a sale of the Shares in the individual portfolio accounts of the Reporting Person Clients.


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


No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Fund Shares.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 through 5 of this Schedule 13D is incorporated herein by reference. Except for the agreements described above, none of the persons named in Annex A have any contacts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

The following Exhibit A is attached hereto.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2002
KAHN BROTHERS & CO., INC.
By: Thomas Graham Kahn /s/
Title: President

                                    EXHIBIT A

                 Officers and Directors of the Reporting Person

Irving Kahn: Chairman
Thomas Graham Kahn: President and Director
William DeLuca: Vice-President
Donald Kahn: Director
Paula Meo Cutrone: Director
Kenneth Rodwogin: Director